SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(AMENDMENT NO. 6) 1

United American Healthcare Corporation
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

90934C105
(CUSIP Number)

 Strategic Turnaround Equity Partners, LP (Cayman)
c/o Galloway Capital Management, LLC
720 Fifth Avenue, 10th Floor
New York, New York 10019
(212)  247-0581
Attn: Gary Herman

With a copy to

Olshan Grundman Frome Rosenzweig & Wolosky, LLP
65 East 55th Street
New York, NY 10019
(212) 451-2300
Thomas J. Fleming, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 11, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90934C105	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Strategic Turnaround Equity Partners, LP (Cayman) N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS * WC
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 464,679
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 464,679
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 464,679 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.71% (1)
14	TYPE OF REPORTING PERSON PN

(1)
On the basis of 8,137,903 shares of Common Stock reported by the Company to be issued and outstanding as of May 1, 2009 in the Company’s Form 10-Q as of March 31, 2009, and filed with the Securities and Exchange Commission on May 7, 2009.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90934C105	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Galloway Capital Management, LLC N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS * N/A
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 464,679
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 464,679
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 464,679 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.71% (1)
14	TYPE OF REPORTING PERSON OO

(1)
On the basis of 8,137,903 shares of Common Stock reported by the Company to be issued and outstanding as of May 1, 2009 in the Company’s Form 10-Q as of March 31, 2009, and filed with the Securities and Exchange Commission on May 7, 2009.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90934C105	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Gary L. Herman N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS * PF
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 5,400 (1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 464,679
EACH REPORTING	9	SOLE DISPOSITIVE POWER 5,400 (1)
PERSON WITH	10	SHARED DISPOSITIVE POWER 464,679
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 470,079 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.78% (2)
14	TYPE OF REPORTING PERSON IN

(1)	This includes 1,050 shares of Common Stock held by FBR, Inc., an entity which Mr. Herman has investment and voting discretion.

(2)
On the basis of 8,137,903 shares of Common Stock reported by the Company to be issued and outstanding as of May 1, 2009 in the Company’s Form 10-Q as of March 31, 2009, and filed with the Securities and Exchange Commission on May 7, 2009.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90934C105	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bruce Galloway N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS * N/A
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 268,153(1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 464,679
EACH REPORTING	9	SOLE DISPOSITIVE POWER 268,153 (1)
PERSON WITH	10	SHARED DISPOSITIVE POWER 464,679
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 732,832 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.00% (2)
14	TYPE OF REPORTING PERSON IN

(1)
This includes 216,984 shares of common stock held by the Bruce Galloway, IRA, 20,775 shares of Common Stock owned by Mr. Galloway’s son for which Mr. Galloway has the power to vote and dispose, 15,050 shares of Common Stock owned by Mr. Galloway’s daughter for which Mr. Galloway has the power to vote and dispose, 2,930 by RexonGalloway Capital Growth, LLC for which Mr. Galloway retains investment and voting discretion, and 12,692 shares of Common stock held by Jacombs Investments, Inc. for which Mr. Galloway retains investment and voting discretion.

(2)
On the basis of 8,137,903 shares of Common Stock reported by the Company to be issued and outstanding as of May 1, 2009 in the Company’s Form 10-Q as of March 31, 2009, and filed with the Securities and Exchange Commission on May 7, 2009.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAMES OF REPORTING PERSONS SETH M. LUKASH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS *
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -*
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER - 0 -
EACH REPORTING	9	SOLE DISPOSITIVE POWER - 0 -*
PERSON WITH	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%*
14	TYPE OF REPORTING PERSON IN

*	See Item 5.

1	NAMES OF REPORTING PERSONS FRED ZEIDMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS *
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -*
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER - 0 -
EACH REPORTING	9	SOLE DISPOSITIVE POWER - 0 -*
PERSON WITH	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%*
14	TYPE OF REPORTING PERSON IN

*	See Item 5.

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is the common stock, no par value, (the “Common Stock”) of United American Healthcare Corporation, a Michigan corporation, (the “Company”). The principal executive offices of the Company are located at 300 River Place, Ste 4950, Detroit, MI 48207.

Item 2.	Identity and Background.

This statement is being filed jointly by Strategic Turnaround Equity Partners, LP (Cayman), Galloway Capital Management, LLC, Bruce Galloway, Gary L. Herman, Seth M. Lukash and Fred Zeidman (Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”).  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Strategic Turnaround Equity Partners, LP (Cayman), is a Delaware limited liability partnership and is a fund focused on investing primarily in undervalued public equities.  Galloway Capital Management, LLC is a Delaware limited liability company principally engaged in serving as the general partner of Strategic Turnaround Equity Partners, LP (Cayman). Gary L. Herman and Bruce Galloway are citizens of the United States, managing members of Galloway Capital Management LLC and Mr. Galloway is a holder of the majority of the membership interests in Galloway Capital Management, LLC, and is a holder of approximately 20% of the partnership interests in Strategic Turnaround Equity Partners, LP (Cayman).

The principal occupation of Seth M. Lukash is serving as Non-Executive Chairman of Symbio Technology, as a consultant to OEM Capital and as a principal in Altenergy Strategies LLC.  Mr. Lukash is a citizen of the United States of America.

The principal occupation of Fred Zeidman is serving as Chairman of the United States Holocaust Memorial Museum, as Vice Chairman of the University of Texas Health Science System - Houston, as Chairman of the Board of SulphCo, Inc., as the Chief Restructuring Officer of Transmeridian Exploration, Inc. and as the Bankruptcy Trustee of AremisSoft Corp.  Mr. Zeidman is a citizen of the United States of America.

The name and positions of the executive officers and directors of each of the Reporting Persons are set forth below.  Other than as listed in Item 5 of this Report, each executive officer and director listed below disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Reporting Persons.

Strategic Turnaround Equity Partners, LP (Cayman)	Cayman Islands limited partnership
General Partner – Galloway Capital Management LLC

Galloway Capital Management LLC	Delaware limited liability company
Managing Member – Gary L. Herman
Managing Member – Bruce Galloway

Bruce Galloway	Citizenship - United States
Managing Member - Galloway Capital Management LLC
Managing Member of the general partner and holder of approximately 20% of the membership interests- Strategic Turnaround Equity Partners, L.P. (Cayman)

Gary L. Herman	Citizenship - United States
Managing Member - Galloway Capital Management LLC
Managing Member of general partner of Strategic Turnaround Equity Partners, LP (Cayman)

The address of the principal business office of Strategic Turnaround Equity Partners, LP (Cayman), Galloway Capital Management, LLC, Bruce Galloway and Gary Herman is 720 Fifth Avenue, 10th Floor, New York, New York 10019.  The principal business address of Seth M. Lukash is 102 Regents Park, Westport, Connecticut 06880.  The principal business address of Fred Zeidman is 109 North Post Oak Lane, Suite 422, Houston, Texas 77024.

During the last five years, neither the Reporting Persons nor any executive officer or director of the Reporting Persons have (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock owned directly and indirectly by the Reporting Persons that were purchased with working capital and personal investment capital of the Reporting Persons.

Item 4.	Purpose of Transaction.

All of the shares of Common Stock reported herein were acquired for investment purposes. The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The purpose of this Amendment No. 6 is to report the filing of a Preliminary Proxy Statement with the Securities & Exchange Commission on September 11, 2009.

Except as noted above, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, The Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking additional Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of its Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing its intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

Strategic Turnaround Equity Partners, LP (Cayman) is deemed to be the direct beneficial owner of 464,679 shares of Common Stock, which represents approximately 5.71% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 7, 2009. Strategic Turnaround Equity Partners, LP (Cayman) has shared voting and disposition power with respect to all of such shares.

Galloway Capital Management, LLC is deemed to be the indirect beneficial owner of 464,679 shares of Common Stock which represents approximately 5.71% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 7, 2009. Galloway Capital Management, LLC has shared voting and disposition power with respect to all of such shares.

Bruce Galloway is deemed to be the beneficial owner of 732,732 shares of Common Stock which represents approximately 9.00% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 7, 2009. Bruce Galloway is deemed to be the indirect beneficial owner of 464,679 shares of Common Stock owned directly by Strategic Turnaround Equity Partners, LP (Cayman), which he has shared voting and disposition power. Bruce Galloway has shared voting and disposition power with respect to such shares. In addition, Bruce Galloway has sole voting and disposition power with respect to 268,153 shares of Common Stock. Of the total 216,984 shares of common stock directly reported by Mr. Galloway, 20,775 shares of Common Stock are owned by Mr. Galloway’s son for which Mr. Galloway has the power to vote and dispose, 15,050 shares of Common Stock are owned by Mr. Galloway’s daughter for which Mr. Galloway has the power to vote and dispose, 29430 shares of Common Stock are held by RexonGalloway Capital Growth, LLC an investment company in which Mr. Galloway is a member and for which Mr. Galloway retains investment and voting discretion, and 12,692 shares of Common Stock held by Jacombs Investments, Inc. for which Mr. Galloway retains investment and voting discretion.

Gary Herman is deemed to be the beneficial owner of 469,979 shares of Common Stock which represents approximately 5.78% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 7, 2009. Gary Herman is deemed to be the indirect beneficial owner of 464,679 shares of Common Stock owned directly by Strategic Turnaround Equity Partners, LP (Cayman), which he has shared voting and disposition power. Gary Herman has shared voting and disposition power with respect to such shares. In addition, Gary Herman has sole voting and disposition power with respect to 5,400 shares of Common Stock. Of the total of 5,400 shares of common stock directly reported by Mr. Herman, 4,350 shares are directly beneficially owned by Mr. Herman and 1,050 are held by FBR, Inc. of which Mr. Herman has investment and voting discretion.

Seth M. Lukash and Fred Zeidman do not currently own any shares of Common Stock directly. Each of Seth M. Lukash and Fred Zeidman, by virtue of his status as a director nominee of Strategic Turnaround Equity Partners, LP (Cayman), may be deemed to beneficially own the shares of Common Stock owned by Strategic Turnaround Equity Partners, LP (Cayman). Neither Seth M. Lukash nor Fred Zeidman have voting and disposition power with respect to such shares. Seth M. Lukash and Fred Zeidman each disclaim beneficial ownership of such shares.

Each of Galloway Capital Management, LLC, Bruce Galloway and Gary L. Herman disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Strategic Turnaround Equity Partners, LP (Cayman) (except for (i) the indirect interest of Galloway Capital Management LLC by virtue of being the general partner of Strategic Turnaround Equity Partners, LP (Cayman), (ii) the indirect interests of Bruce Galloway and Gary L. Herman by virtue of being members of Galloway Capital Management, LLC, and (iii) the indirect interests of Bruce Galloway and Gary L. Herman by virtue of being limited partners of Strategic Turnaround Equity Partners, LP (Cayman). Galloway Capital Management LLC, Gary L. Herman and Bruce Galloway have shared power to direct the vote and shared power to direct the disposition of these shares of Common Stock.

(c)

Other than as set forth in this Report, the Reporting Persons and the executive officers and directors listed in Item 2 have not effected any transactions in the shares of the Company’s equity securities within the past 60 days.

(d)

Not applicable.

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With the Issuer.

On September 11, 2009, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the parties agreed to solicit proxies or written consents for the election of the Nominees, or any other person(s) nominated by Strategic Turnaround Equity Partners, LP (Cayman), to the Issuer’s Board of Directors at the Annual 2009 Annual Meeting of Shareholders (the “Solicitation”), and (c) Strategic Turnaround Equity Partners, LP (Cayman) agreed to bear all expenses incurred in connection with the Reporting Persons’ activities, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations. A copy of the Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Except for the Joint Filing and Solicitation Agreement attached hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons named in Item 2 hereof and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing and Solicitation Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Strategic Turnaround Equity Partners, LP (Cayman)

	By:	Gary Herman
September 11, 2009	Name: Gary Herman
Title: Managing Member of Galloway Capital Management LLC, the General Partner of Strategic Turnaround Equity Partners, LP (Cayman)

Galloway Capital Management, LLC

/s/ Bruce Galloway
September 11, 2009	Name: Bruce Galloway
Title: Managing Member

September 11, 2009	/s/ Gary L. Herman
Gary L. Herman

September 11, 2009	/s/ Bruce Galloway
Bruce Galloway

September 11, 2009	/s/ Seth M. Lukash
Seth M. Lukash

September 11, 2009	/s/ Fred Zeidman
Fred Zeidman

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT A

JOINT FILING AND SOLICITATION AGREEMENT

WHEREAS, certain of the undersigned are shareholders, direct or beneficial, of United American Healthcare Corporation, a Michigan Corporation (the “Company”);

WHEREAS, Strategic Turnaround Equity Partners, LP (Cayman), a Delaware limited liability partnership, Galloway Capital Management, LLC, a Delaware limited liability company, Bruce Galloway, Gary L. Herman, Seth M. Lukash and Fred Zeidman, wish to form a group for the purpose of seeking representation on the Board of Directors of the Company at the 2009 annual meeting of shareholders of the Company, or any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “2009 Annual Meeting”) and for the purpose of taking all other action necessary to achieve the foregoing.

NOW, IT IS AGREED, this 11th day of September 2009 by the parties hereto:

1.           In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each of the undersigned (collectively, the “Group”) agrees to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company.  Each member of the Group shall be responsible for the accuracy and completeness of his/its own disclosure therein, and is not responsible for the accuracy and completeness of the information concerning the other members, unless such member knows or has reason to know that such information is inaccurate.

2.           So long as this agreement is in effect, each of the undersigned shall provide written notice to Olshan Grundman Frome Rosenzweig & Wolosky LLP (“Olshan”) of (i) any of their purchases or sales of securities of the Company; or (ii) any securities of the Company over which they acquire or dispose of beneficial ownership.  Notice shall be given no later than 24 hours after each such transaction.

3.           Each of the undersigned agrees to form the Group for the purpose of (i) soliciting proxies or written consents for the election of the persons nominated by the Group to the Board of Directors of the Company at the 2009 Annual Meeting, (ii) taking such other actions as the parties deem advisable, and (iii) taking all other action necessary or advisable to achieve the foregoing.

4.           Strategic Turnaround Equity Partners, LP (Cayman) agrees to bear all expenses incurred in connection with the Group’s activities, including expenses incurred by any of the parties in the Solicitation.  Notwithstanding the foregoing, Strategic Turnaround Equity Partners, LP (Cayman) shall not be required to reimburse any party for (i) out-of-pocket expenses  incurred by a party in the aggregate in excess of $250 without the prior written approval of Strategic Turnaround Equity Partners, LP (Cayman); (ii) the value of the time of any party; (iii) legal fees incurred without the prior written approval of Strategic Turnaround Equity Partners, LP (Cayman);  or (iv) the costs of any counsel, other than Olshan, employed in connection with any pending or  threatened litigation without the prior written approval of Strategic Turnaround Equity Partners, LP (Cayman).

5.           Each of the undersigned agrees that any SEC filing, press release or shareholder communication proposed to be made or issued by the Group or any member of the Group in connection with the Group’s activities set forth in Section 4 shall be first approved by Strategic Turnaround Equity Partners, LP (Cayman), or its representatives, which approval shall not be unreasonably withheld.

6.           The relationship of the parties hereto shall be limited to carrying on the business of the Group in accordance with the terms of this Agreement.  Such relationship shall be construed and deemed to be for the sole and limited purpose of carrying on such business as described herein.  Nothing herein shall be construed to authorize any party to act as an agent for any other party, or to create a joint venture or partnership, or to constitute an indemnification.  Nothing herein shall restrict any party’s right to purchase or sell securities of the Company, as he/it deems appropriate, in his/its sole discretion, provided that all such sales are made in compliance with all applicable securities laws.

7.           This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

8.           In the event of any dispute arising out of the provisions of this Agreement or their investment in the Company, the parties hereto consent and submit to the exclusive jurisdiction of the Federal and State Courts in the State of New York.

9.           Any party hereto may terminate his/its obligations under this Agreement on 24 hours’ written notice to all other parties, with a copy by fax to Tom Fleming at Olshan, Fax No. (212) 451-2222.

10.           Each party acknowledges that Olshan shall act as counsel for both the Group and Strategic Turnaround Equity Partners, LP (Cayman) and its affiliates relating to their investment in the Company.

11.           Each of the undersigned parties hereby agrees that this Agreement shall be filed as an exhibit to a Schedule 13D pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.
Strategic Turnaround Equity Partners, LP (Cayman)

	By:	Gary Herman
September 11, 2009	Name: Gary Herman
Title: Managing Member of Galloway Capital Management LLC, the General Partner of Strategic Turnaround Equity Partners, LP (Cayman)

Galloway Capital Management, LLC

/s/ Bruce Galloway
September 11, 2009	Name: Bruce Galloway
Title: Managing Member

September 11, 2009	/s/ Gary L. Herman
Gary L. Herman

September 11, 2009	/s/ Bruce Galloway
Bruce Galloway

September 11, 2009	/s/ Seth M. Lukash
Seth M. Lukash

September 11, 2009	/s/ Fred Zeidman
Fred Zeidman